Exhibit 12

UMH PROPERTIES, INC.

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2015	2014	2013	2012	2011

Earnings:
Pretax income	$ 2,459,205	$ 4,552,803	$ 6,135,823	$ 6,711,057	$ 3,821,263
Fixed charges	14,352,390	10,997,076	8,559,583	6,375,343	6,415,635
Interest capitalized	(277,944)	(280,354)	(247,386)	(269,891)	(294,150)

Earnings	$ 16,533,651	$ 15,269,525	$ 14,448,020	$ 12,816,509	$ 9,942,748

Fixed Charges:
Interest expense	$ 13,245,429	$ 10,194,472	$ 7,849,835	$ 5,803,172	$ 5,744,567
Interest capitalized	277,944	280,354	247,386	269,891	294,150
Amortization of debt costs	829,017	522,250	462,362	302,280	376,918

Fixed Charges	$ 14,352,390	$ 10,997,076	$ 8,559,583	$ 6,375,343	$ 6,415,635
Ratio of Earnings to Fixed Charges	1.15x	1.39x	1.69x	2.01x	1.55x

Preferred Stock Dividends	$ 8,267,198	$ 7,556,588	$ 7,556,588	$ 4,724,718	$ 1,656,766
Combined Fixed Charges &
Preferred Stock Dividends	$ 22,619,588	$ 18,553,664	$ 16,116,171	$ 11,100,061	$ 8,072,401

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	0.73x	0.82x	0.90x	1.15x	1.23x

Coverage deficiency	$ 6,085,937	$ 3,284,139	$ 1,668,151	N/A	N/A